As filed with the Securities and Exchange Commission on March 14, 2023	Registration No. 333-255550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_________________________

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

________

JUST EAT TAKEAWAY.COM N.V.
(Exact name of issuer of deposited securities as specified in its charter)

________

Not Applicable
(Translation of issuer’s name into English)

________

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

_________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
United States of America
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:
G.J. Ligelis Jr., Esq. Andrew M. Wark, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 United States of America (212) 474-1000	Melissa Butler, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532-1502

_________________________

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ⌧

_________________________

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one fifth of one ordinary share of Just Eat Takeaway.com N.V.	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(ii) to the Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (File No.333-255550) previously filed by the Registrant, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9
4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Just Eat Takeaway.com N.V. (the “Company”) has in the past been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F (the “Form 15F”) with the Commission to terminate the registration of its securities under the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. Upon filing of the Form 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Section 13(a) or Section 15(d) of the Exchange Act was suspended. Upon effectiveness of the Form 15F, the Company’s duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act will terminate. Pursuant to Rule 12g3-2(b)(1) promulgated under the Exchange Act, the Company is exempt from the reporting obligations of the Exchange Act. In order to satisfy the conditions of Rule 12g3-2(b) and to maintain the exemption from registration, the Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The Company has specified in the Form 15F, https://www.justeattakeaway.com, as the internet website or the electronic information delivery system on which it will publish such information. The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of the Rule 12g3-2(b) exemption or to take any action if the Company is not complying with those requirements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Form F-6 (File No. 333-255550) and incorporated herein by reference.

(a)(ii)
Form of Amendment No. 1 to Deposit Agreement. — Previously filed as Exhibit (a)(ii) to the Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (File No .333-255550) and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6 (File No. 333-255550).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 14, 2023.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares, par value €0.04 per share, of Just Eat Takeaway.com N.V.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/s/ Beverly George-Prowell
Name: Beverly George-Prowell
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Just Eat Takeaway.com N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, on March 14, 2023.

Just Eat Takeaway.com N.V.

By:	/s/ Brent Wissink
Name: Brent Wissink
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sophie Versteege as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her name, place and stead, with full power and authority to act in any and all capacities in connection with the statement on Form F-6 (the “Statement”) relating to the post-effective amendment to the Statement under the Securities Act of 1933, as amended (the “Securities Act”), of the share capital of Just Eat Takeaway.com N.V. including, without limiting the generality of the foregoing, to execute the Statement on his or her behalf as a director or officer of, or on behalf of, Just Eat Takeaway.com N.V., and any or all amendments or supplements thereto, including any and all post-effective amendments, whether on Form F-6 or otherwise, filed under Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done or incidental to the performance and execution of the powers herein expressly granted and that may be required to enable Just Eat Takeaway.com N.V. to comply with the Securities Act or the Securities Exchange Act of 1934, as amended, and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, the Statement has been signed by the following persons on March 14, 2023, in the capacities indicated.

Name	Title
/s/ Jitse Groen Name: Jitse Groen	Managing Director (Chief Executive Officer)
/s/ Brent Wissink Name: Brent Wissink	Managing Director (Chief Financial Officer)
/s/ Jörg Gerbig Name: Jörg Gerbig	Managing Director (Chief Operating Officer)
/s/ Andrew Kenny Name: Andrew Kenny	Managing Director (Chief Financial Officer)
/s/ Dick Boer Name: Dick Boer	Supervisory Director (Chair of the Supervisory Board)
/s/ Corinne Vigreux Name: Corinne Vigreux	Supervisory Director (Vice-Chair of the Supervisory Board)
/s/ Ron Teerlink Name: Ron Teerlink	Supervisory Director
/s/ Mieke De Schepper Name: Mieke De Schepper	Supervisory Director
/s/ Jambu Palaniappan Name: Jambu Palaniappan	Supervisory Director
/s/ Lloyd Frink Name: Lloyd Frink	Supervisory Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Just Eat Takeaway.com N.V., has signed this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 in the United States of America on March 14, 2023.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document
(e)	Rule 466 Certification